Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

To: Russell Mancuso, Branch Chief

cc:  Tom Jones

Re:  Cyto Wave Technologies, Inc.

        Registration Statement on Form 10

        Filed February 27, 2013

        File No. 000-54907

April 4, 2013

Dear Mr. Mancuso:

We are hereby responding to your comment letter that we received from you on March 26, 2013 per email.  We filed our amended Registration Statement on Form 10 today and provided the requested information in our responses below which are highlighted in blue.  For your convenience, we also attached a revised Form 10 as a word file with redlined mark-ups.  We refer to this word file and its pagination when we refer to “Revised Form 10” in our responses below, and not to the pagination of our filed amended Form 10 in EDGAR.

Form 10

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company and revise your registration statement to

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Describe how and when a company may lose emerging growth company status;

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Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

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State your election under Section 107(b) of the JOBS Act:

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If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

statement that the election is irrevocable; or

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If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Please see revised Form 10, pages 2, pages 3 and 4 “Implications of Being an Emerging Growth Company, pages 31 to 33 “Risk Factors”

Information Required in Registration Statement, page 2

2. Your disclosure in the last paragraph that your statements are reasonable appears to conflict with your statement in the same paragraph that no opinion is expressed about your statements.  You should not include statements that you do not believe are reasonable.  Please revise.

Please see revised Form 10, page 2

Introduction, page 3

                 3. We note your disclosure that your technology was developed using government funds.

Please tell us about any rights the government has to your technology and patents.

Because the work resulting in the invention of the device described in the patent applications licensed to CytoWave was generated with the assistance of Federal grant funding, the Federal government has the rights established and described in 35 U.S.C. §§ 200-212.  Of particular relevance is 35 U.S.C. § 203, which establishes the “March-in Rights” granted to the government.  In summary, the statute provides the power for the Federal agency that gave the grant funding to bestow on a third-party applicant an additional license to the patents if that Federal agency determines that (1) CytoWave has not taken sufficient steps to achieve practical application of the technology; (2) action is necessary to alleviate health or safety needs not currently being addressed by CytoWave; (3) public use requirements specified by Federal regulations are not being met by CytoWave; or (4) the technology is not being manufactured substantially in the

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

United States.  To date, despite multiple applications requesting such action, the NIH (National Institutes of Health) has never exercised the powers provided for in 35 U.S.C. § 203.

The license agreement (exhibit 10.2 of the filed Form 10) also defines the rights of the government under 3.4:

3.4

To the extent that any invention included within the Patent Rights has been funded in whole or in part by the United States government, the United States government retains certain rights in such invention as set forth in 35 U.S.C. §§ 200-212 and all regulations promulgated thereunder, as amended, and any successor statutes and regulations (the “Federal Patent Policy”).  As a condition of the license granted hereby, LICENSEE acknowledges and shall comply with all aspects of the Federal Patent Policy applicable to the Licensed Patents, including the obligation that Licensed Products used or sold in the United States be manufactured substantially in the United States.  Nothing contained in this Agreement obligates or shall obligate UNIVERSITY to take any action that would conflict in any respect with its past, current, or future obligations to the United States Government under the Federal Patent Policy with respect to the Patent Rights.

The Medical Imaging Market, page 3

4. Please provide us support for the market data mentioned in this section.  Mark the material you provide us so that it is clearly reconcilable to your disclosure.

TechNavio’s report forecasts the global medical imaging equipment market to reach $25.3 billion by 2015.  BCC Research’s report valued the market at $25.4 billion in 2011 and growing at 5% per year to $34.1 billion in 2017.  Links to both reports see below.  To be conservative, we used a 4% growth rate based on TechNavio’s lower market size numbers.  Please see links below.

http://www.technavio.com/content/global-medical-imaging-equipment-market-2011-2015

http://www.bccresearch.com/pressroom/report/code/HLC040D

Our Proposed Products –  Underlying Technology, page 3

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

5. Given your disclosure in the first paragraph on page 4 that you are developing the device, please tell us why you believe that you have a reasonable basis to make claims regarding:

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the early detection that you mention in the first paragraph on page 3,

Please refer to the peer-reviewed publication by Prof. Zharov (pdf file named “Cancer Research 2009”).  See page 1, Introduction, second sentence:  “…Detection of circulating tumor cells (CTCs) seems to be a marker for metastasis development, cancer recurrence, and therapeutic efficacy (2)…”

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the ability to be used as you describe in the last paragraph on page 4,

Please refer to the peer-reviewed publication by Prof. Zharov (pdf file named “Cancer Research 2009”).  See page 1, Introduction, last three sentences:  “…Recently, we have developed timeresolved photoacoustic flow cytometry (PAFC) and showed its potential for in vivo real-time detection of circulating squamous cell carcinoma cells labeled with gold nanorods (GNR) and nonlabeled melanoma cells in relatively slow lymph flow (6, 13, 14). However, a low laser pulse rate prevented the detection of every CTC within fast-flowing blood. Based on a new advanced PAFC schematic with a high pulse-repetition-rate diode laser, here, we show an ultrasensitive, label-free, photoacoustic enumeration of melanoma CTCs in the blood circulation that can be integrated with simultaneous laser ablation.”

Please refer to the peer-reviewed publication by Prof. Zharov (pdf file named “Cytometry 2011 Melanoma”).  See page 1, Abstract, last two sentences:  “…The possible applications can include early diagnosis of melanoma at the parallel progression of primary tumor and CTCs, detection of cancer recurrence, residual disease and real-time monitoring of therapy efficiency by counting CTCs before, during, and after therapeutic intervention. Herewith, we also address sensitivity of label-free detection of melanoma CTCs and introduce in vivo CTC targeting by magnetic nanoparticles conjugated with specific antibody and magnetic cells enrichment.”

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the potential clinical applications that you mention on page 5 and

Please refer to the Research Plan submitted to an ongoing approved grant by the National Institutes of Health (NIH) and National Cancer Institute (NCI), “In vivo real-time detection of circulating melanoma cells”, Number R01 CA 131164 (word file named “NIH-NCI Grant Research Plan”)

See pages 6 and 7, Significance, highlighted sections:  “…Clinical scenarios may include: 1) blood screening to early cancer diagnoses  (at early CTC appearance); 2) testing for cancer recurrence after therapy; 3) assessment of clinical response to therapy (chemo-, radiation, immuno-  etc.) through CTC

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

counts; 4) detection individual cancer cells around surgical sites before and after tumor removal (evaluate margins, residual cells); and 5) sentinel lymph node (SLN) mapping, and metastasis assessment…etc.”

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the “greater sensitivity” that you mention on page 11.

Please refer to the peer-reviewed publication by Prof. Zharov (pdf file named “Cancer Research 2009”).  See page 1, Introduction, third sentence:  “…However, incurable metastases can develop by the time of initial diagnosis with existing CTC assays, in which sensitivity (1–5 CTC/mL) is limited by the small (5–10 mL) blood volume (3, 4). The sensitivity can be improved by assessment of a significantly larger blood volume in vivo, potentially the patient’s entire blood volume (in adults approx. 5 liters)…”

A sensitivity of 1 CTC per 1 mL sample volume with existing CTC assays is equivalent to 5,000 CTCs in an adult patient’s blood volume of ~5L.  Since our in vivo technology can examine the entire blood volume of 5L, we could improve sensitivity 100-1,000 fold, if we can detect 50 or 5 CTCs in 5L.

6. Please provide us support for your statements of typical sensitivity in the first paragraph.

Please refer to the peer-reviewed publication by Prof. Zharov (pdf file named “Cancer Research 2009”).  See page 1, Introduction:  “…However, incurable metastases can develop by the time of initial diagnosis with existing CTC assays, in which sensitivity (1–5 CTC/mL) is limited by the small (5–10 mL) blood volume (3, 4).

The publication then references the following publications in the References section:

3. Nagrath S, Sequist LV, Maheswaran S, et al. Isolation of rare circulating tumor cells in cancer patients by microchip technology. Nature 2007;450:1235–9.

4. Riethdorf S, Fritsche H, Mu¨ller V, et al. Detection of circulating tumor cells in peripheral blood of patients with metastatic breast cancer: a validation study of the CellSearch system. Clin Cancer Res 2007; 13:920–8.

7. Refer to the capabilities of your product mentioned in the last paragraph on page 3 and to your statements in the first paragraph on page 4 regarding the capabilities of circulating tumor cells to be labeled and destroyed. With a view toward clarified disclosure, please tell us whether each of these capabilities have been successfully demonstrated without negative side effects. Also tell us what hurdles remain until those capabilities can be applied commercially. It is unclear what the feasibility studies mentioned on page 10 demonstrated, why the prototype of must be “refined” and “optimized,” and whether there are any known material negative effects that must be

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

addressed.

The capabilities described on pages 3 and 4 have only been demonstrated in animal models (“pre-clinical feasibility studies”) so far, in which human blood samples were injected (“spiked”) with melanoma cells.  Spiked blood samples were then flushed through animal blood vessels and detected and labeled.  The first human clinical trial will demonstrate whether the device has the capability to detect CTCs in humans and what side effects would be seen in humans.  Side effects (“adverse events”) will be reported in the trial per IRB protocol (see pdf file named “IRB Protocol”, page 17, 15. Safety Assessments).  The IRB is the ethics committee which acts as a proxy for the FDA since the IRB determined the device as a “non-significant risk” and therefore this first clinical trial does not require an FDA submission.

The development of the device is an iterative process of refining and optimizing in the lab, test it in patients and then take it back for optimization before testing in more patients.  In analogy, it is like building a new car model in your garage, taking it out on the road for testing and then further optimize in the garage.

If the first clinical trial is successful, an FDA submission would be required and likely a large multi-center clinical trial with 200-400 patients in order to demonstrate statistical significance of the results and record any potential side effects.

8. Please clarify the figures on page 4 so that they are understandable to investors who may not be experts in the field.

We provided more detailed descriptions to both Fig. 1 and 2.  Please see revised Form 10, pages 5 and 6.

Also clarify which part of the process that you describe on page 4 is covered by the patent applications included in your license.

The entire device and method of magnetic manipulation of circulating objects in bioflows as described on page 4, Fig. 1, and of detecting moving target objects within a blood vessel as described on page 4, Fig. 2 are covered by the patent applications.

U.S. Patent Application Serial No. 12/334,217, Device and Method for In Vivo Flow Cytometry Using the Detection of Photoacoustic Waves; UAMS ID No. 2008-16

http://www.google.com/patents/US20090156932?printsec=abstract#v=onepage&q&f=false

U.S. Patent Application Ser. No.: 12/945,576 Device and Method for In Vivo Noninvasive Magnetic Manipulation of Circulating Objects in BioFlows; UAMS ID No. 2008-16 CIP

http://www.google.com/patents/US20110117028?pg=PA1&dq=patents+12/945,576&hl=en&sa=X&ei=n6eBUNWONqXQ2AWcmYDoCQ&ved=0CDEQ6AEwAA#v=on

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

epage&q&f=false

Our License Agreement, page 6

9. Please update the disclosure on page 6 to clarify whether you have presented the business plan.

We presented a business plan on December 27, 2012.  Please see revised Form 10, page 8.

10. Please clarify whether your obligation to issue 5% of your shares to the university includes 161,315 shares you already issued to the university.  Also:

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clarify whether you are required to issue 5% of your currently outstanding shares, 5% of your authorized shares, or 5% of your securities outstanding at the time of the Series A financing.

Yes, our obligation to issue 5% is met by the 161,315 shares issued to the university.  We were required to issue 5% of the outstanding shares upon completion of the Series A financing which occurred on November 29, 2012.

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clarify what you mean by a Series A financing. Does raising capital in any amount from any source trigger the obligation to issue 5% of your shares to the university?

Our board approved a targeted Series A round of approximately $1m which was met on November 29, 2012.  Upon completion of the Series A, we then issued the 5% to the University.

11. Please address in this section the continuation fee and termination provisions in Article 6.1(b) and Article 16 of the license agreement.

Continuation Fees:  Prior to the first commercial sale, which might not happen over the next 4-5 years until the device is approved, we will have to pay $5,000 each year within 30 days of the anniversary of the effective date.  So we’ll pay $5,000 within 30 days after December 15, 2013, another $5,000 within 30 days after December 15, 2014, etc.

Termination Provisions:  The university can terminate within 90 days if Cyto Wave breaches or defaults under the license agreement, or if Cyto Wave challenges the validity of the patents.  Cyto Wave can terminate any time within 90 days.

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

Our Patents, page 6

12. We note your statement on page F-8 that the patent applications were filed in 2007.

Please tell us the reasons that the patents have not yet been issued, including any material communications you have had regarding the applications.

The original application that was first filed in 2007, U.S. Patent App. Ser. No. 12/334,217, has not been issued because it was abandoned in favor of the later filings which are considered to better provide protection for more recent, updated manifestations of the technology developed through continuing efforts.  These later filings, related to the original filing as divisionals and continuations in part, were filed in 2010-2012, and therefore have not yet begun formal examination on their merits due to normal U.S. Patent and Trademark Office delays.  There is no reason of which the University of Arkansas is aware as to why these applications would not be expected to be issued in the due course of time.

Our Clinical Trials, page 10

13. We note your disclosure that Cohort #1 is planned to be completed by May 2013.  We also note your statement on page 5 that you anticipate clinical tests will begin in the first quarter. Please clarify when the clinical trials began.  If trials did not begin as anticipated, please explain the reasons for the delays and add appropriate risk factors.

The clinical trials have not begun yet and are expected to begin by the end of June – see revised Form 10 file, page 13.  The trials were delayed due to the government sequestration which cut NIH (National Institutes of Health) grant funding to the university, on the one hand.  As a result, the team at the university was unable to purchase equipment necessary to prepare and optimize the prototype for the clinical trials.  On the other hand, the university’s approval and compliance process delayed the signing of the research agreement with Cyto Wave until mid-April so that Cyto Wave could not start funding sooner.

14. Please provide us support for your disclosure in the fourth and fifth paragraphs of this section about “the case for Johnson & Johnson’s CellSearch System.”

Fourth paragraph:  Please refer to the FDA document named “CellSearch 510k Summary” (pdf file).  Page 15 concludes:  “The petition for Evaluation of Automatic Class III Designation for this device is accepted. The device is classified as Class II under regulation 21 CFR 866.6020 with special controls.”  Initially, CellSearch was automatically classified as Class III and then reclassified as Class II with special controls.

Fifth paragraph:  Please refer to the FDA documents named “CellSearch 510k Summary_Breast Ca, _Colorectal Ca, _Prostate Ca” (pdf files).  Clinical trials with

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

200-400 patients were required for each cancer indication.

15. Please expand your disclosure to explain why you believe that the FDA may treat your in vivo product in the same manner as the FDA treated the in vitro method you cite.  We note the disclosure in the penultimate sentence of the fourth paragraph of this section.

Please see revised Form 10, pages 13 and 14.

16. If the approval of your product could cost substantially more and take a substantially longer period of time than mentioned in the last paragraph of this section, please balance your disclosure in that paragraph to clarify.

Please see revised Form 10, page 14.

Risk Factors, page 12

17. Please add a risk factor to explain the reasons for and effect of the language in your auditor’s report about your ability to continue as a going concern.

Please see revised Form 10, page 16.

Currently there is not public market, page 24

18. It is unclear where you discuss the penny stock restrictions that you mention in the last sentence of this risk factor.  Please revise.

Please see revised Form 10, page 31.  We added a risk factor.

If our directors, page 26

19. Please clarify which stockholders have representatives on your Board of Directors.

Risk factor removed. Officers and directors represent 9.1% of shares outstanding.

Liquidity and Capital Resources and Plan of Operations, page 26

20. Please revise your filing to include a discussion of your results of operations in accordance with Item 303(a)(3) of Regulation S-K.

Please see revised Form 10, pages 36 and 37.

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

21. We note your disclosure on page 10 that you expect to fund the clinical trial through your research collaboration with the University of Arkansas for Medical Sciences. Please clarify how that collaboration provides funding.

We are currently in the process of finalizing our research agreement with the university which we expect to sign in mid-April 2013.  Please see attached draft of the research agreement and research plan.  Essentially, we will fund the prototype development and the clinical trial, both of which will be conducted by the university.  Once we signed the research agreement, we will disclose as a material event.

Critical Accounting Policies and Use of Estimates, page 27

22. Please revise to provide a discussion of your critical accounting policies including judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.  Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Please note that while accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to FR-72 and SEC Release No. 33-8040.

Please see revised Form 10, pages 37 and 38, and Notes to Financial Statements pages 2 and 3.

Security Ownership of Certain Beneficial Owners and Management, page 27

23. Please reconcile the information in this table with the 64% control mentioned in your risk factor on page 26.

Risk factor removed.  64% control is incorrect.  Officers and directors own 9.1%.

24. Please tell us why the University of Arkansas is not mentioned in the table as a beneficial owner of more than five percent of your common stock. We note the disclosure on page 30 that you issued 161,316 shares to the University of Arkansas.

Sorry, we forgot.  University of Arkansas added, please see revised Form 10, page 39.

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

Directors and Executive Officers, page 28

25. Please revise your disclosure on pages 28-29 regarding Dr. Kuo and Mr. Callahan to indicate clearly the name of employers, titles and dates of positions that they held during the past five years.

Please see revised Form 10, pages 40 and 41.

26. Please expand the disclosure in this section to discuss briefly the specific experience, qualifications, attributes or skills that led to the conclusion that each person named in this section should serve as a director for the registrant in light of the registrant’s business and structure.

Please see revised Form 10, pages 40 and 41.

27. Please tell us whether you have a chief financial officer.  We note that you do not refer in this section to a chief financial officer.

No, we don’t have a CFO given the early stage of the company.

28. Refer to your disclosure on page 10 regarding Prof. Hutchins and Prof. Zharov.  Please tell us why you do not provide the information mentioned in Regulation S-K Item 401(c) regarding these investigators.

Both Prof. Hutchins and Prof. Zharov are not employees of Cyto Wave but employees of the University of Arkansas.  The relationship between Cyto Wave and the university is defined by the research agreement that we expect to sign in mid-April 2013.

Executive Compensation, page 29

29. Please provide the disclosure in the format required by Regulation S-K Item 402(n) to reflect the compensation Mr. Yu earned during your fiscal year ended December 31, 2012.

Please see revised Form 10, page 42.

30. We note your disclosure in Item 7 regarding the shares issued to your directors. Please tell us you believe your disclosure under Item 6 need not include the table mentioned in Regulation S-K Item 402(r).  Cite all authority on which you rely.

Director compensation disclosed in table.  Pleases see revised Form 10, page 43.

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

Certain Relationships and Related Transactions, page 29

31. Please reconcile the disclosure in this section with the disclosure in the seventh paragraph on page 30 about the number of shares issued to your founders.

Please see revised Form 10, page 43.

Recent Sales of Unregistered Securities, page 30

32. Please provide all disclosure required by Item 701 of Regulation S-K, including the consideration, the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and the facts relied upon to make the exemption available.

Please see revised Form 10, page 45.

33. Please tell us when you filed the Form D related to the offering that you indicate was conducted in accordance with Regulation D.

Form D was filed on April 4, 2013.

Indemnification, page 33

34. Please describe here the indemnification provisions of your employment agreement with your CEO.

In addition to the indemnification provided by our certificate of incorporation permitted by Delaware law as described on page 33, the CEO employment agreement provides the following indemnification:

“The Company agrees to indemnify the Executive from and against any and all losses, claims, damages and liabilities, joint and several (collectively, “Losses”), to which the Executive may become subject under any applicable federal or state law, arising from or related to the Executive’s positions, conducts, activities, duties, or omissions at the Company; provided that the Company will not be liable to the extent that any Loss is found in a final judgment in a court to have resulted primarily from the Executive’s intentional violation of the law… The indemnification provided for in this Agreement shall be in addition to any rights that the Executive may have at common law or otherwise.”

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

Financial Statements, page F-1

Statement of Cash Flows, page F-5

35. We see that you have included stock issued for patent costs as a cash inflow from operations and a cash outflow from investing activities. Since this does not appear to be a cash transaction, please explain how you applied the guidance of FASB ASC 230-10-45 in preparing the statement of cash flows.

We removed stock issued for patent costs in the revised statement of cash flows since it’s not a cash transaction.  Please see revised Statement of Cash Flows.

Note 3 – Patent Rights, page F-8

36. Please revise to disclose how you have accounted for the $41,255 in historic patent costs that you are required to reimburse UAMS and indicate when this amount is due and whether you have accrued this liability on your balance sheet.

Please see revised Notes to Financial Statements, page 3, under “3 – Patent Rights”.

Note 7 –  Contingencies & Commitments, page F-10

37. Please revise to disclose if the amounts due to your attorney have been recorded in your financial statements.

Please see revised Notes to Financial Statements, page 5.

Exhibits

38. Please tell us who are the parties to exhibit 10.4 and when the agreement was signed.

The following parties signed Share Purchase Agreements with the Company.  The corresponding investment amounts and signature dates are listed with party names.  All shares were purchased at a share price of $1 per share.

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Luc H. and Elizabeth A. Meyer, $350,000, 10/9/2012

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Keychain Limited, $150,000, 9/14/2012

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Yuku GmbH, $150,000, 9/14/2012

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Aurora S.A., $135,000, 9/14/2012

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

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Ignite Studios Limited, $100,000, 10/12/2012

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William Simpson Jr., $50,000, 10/19/2012

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Victor Calanog, $20,000, two purchases of $10,000 each on 11/15/2012 and 2/6/2013

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Christine Yeh, $10,000, 11/15/2012

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John A. Feagin, $5,000, 10/15/2012

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Martha Head, $5,000, 10/15/2012

We further acknowledge that:

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We are responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ George Yu

George Yu

President & CEO

Cyto Wave Technologies, Inc.